Spire Corporation
                                One Patriots Park
                             Bedford, MA 01730-2397

October 14, 2009


BY EDGAR

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3030
Washington, D.C.  20549

Attn:      Daniel H. Morris
           Special Counsel

Re:        Spire Corporation
           Form 10-K for Year Ended December 31, 2008 Filed March 31, 2009 File No. 0-12742

           Form 10-Q for Quarter Ended June 30, 2009 Filed August 14, 2009 File No. 0-12742

Dear Mr. Morris:

This letter is submitted on behalf of Spire Corporation (the "Company" or "Spire") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") with respect to the Company's Form 10-K for the fiscal year ended December 31, 2008, filed on March 31, 2009 (the "Form 10-K"), and the Company's Form 10-Q for the quarter ended June 30, 2009, filed on August 14, 2009 (the "Form 10-Q"), as set forth in a letter dated September 30, 2009 to Roger G. Little (the "Comment Letter").

For reference purposes, the text of the relevant portions of the Comment Letter have been reproduced herein with responses below each numbered comment. For your convenience, we have bolded the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

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Securities and Exchange Commission
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Form 10-K for the Year Ended December 31, 2008
----------------------------------------------

Spire Solar, page 2
-------------------

Comment No. 1
-------------

PLEASE FILE AS AN EXHIBIT YOUR DECEMBER 2008 CONTRACT WITH THE FEDERAL PRISON INDUSTRIES MENTIONED IN THE LAST PARAGRAPH IN THIS SECTION. IN FUTURE FILING, PLEASE DISCUSS THE MATERIAL TERMS OF THE CONTRACT, SUCH AS THE DURATION.

RESPONSE TO COMMENT NO. 1

While the contract with the Federal Prison Industries (the "UNICOR Contract") is an important contract for Spire, the disclosure of which is useful for investors in the context of understanding the Company's overall solar business, the Company does not believe that it is the type of "material contract" required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Under Item 601(b)(10) a contract that is otherwise material is not required to be filed as an exhibit if the contract is made in the ordinary course of business (subject to certain exceptions, as discussed below). Pursuant to the rule, "[i] If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories . . .." Before addressing the exceptions, the
Company believes that the UNICOR Contract is an "ordinary course" contract because it is the type of contract that ordinarily accompanies the kind of business conducted by the Company. As noted on page 2 of the Form 10-K (under "Products and Services"), the Company's "core business is in the solar market, where we provide individual pieces of manufacturing equipment, turnkey cell and module lines, INTEGRATED CELL SUPPLY [emphasis added], solar factory management services, and solar systems though our joint venture." The Company is continually looking for opportunities to enter into similar supply-based agreements, whether it be solar cells or photovoltaic wafers, and has entered into such arrangements. This part of their business is complementary to other parts of the Company's solar business, as evidenced by the relationship with UNICOR -- whereby (i) pursuant to a separate contract, Spire initially supplied the turnkey module line to UNICOR and (ii) pursuant to a subsequent contract that resulted from a separate solicitation put out by UNICOR, Spire now supplies the solar cells for the Spire-installed turnkey module line to manufacture solar modules.

With respect to the exceptions that would require the filing of an otherwise "ordinary course" contract, the Company does not believe that any of the exceptions outlined in Item 601(b)(10)(ii) are applicable with respect to the UNICOR Contract. In particular, the Company does not believe that the UNICOR Contract is a "contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of the registrant's products or services . . .." The principal focus of the Company's solar business is the
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Securities and Exchange Commission
October 14, 2009

development, manufacturing and marketing of capital equipment for the photovoltaic solar industry, including individual pieces of manufacturing equipment and full turnkey lines for cell and module production and testing. While, as stated above, the UNICOR Contract is an important contract for the Company and complementary to the other parts of the Company's solar business, the Company does not believe that it is "substantially dependent" on the contract.

In future filings, to the extent the Company discusses the UNICOR contract, the Company will include the material terms of the contract, such as the duration.


Item 1A. Risk Factors, page 6
-----------------------------

Comment No. 2
-------------

WE NOTE THAT YOU INCLUDE SEVERAL BULLETS IN YOUR RISK FACTORS, SUCH AS THE ELEVEN BULLETS IN YOUR SECOND RISK FACTOR AND THE SEVEN BULLETS IN YOUR THIRD RISK FACTOR. IN FUTURE FILINGS, PLEASE CLARIFY HOW EACH OF THE ISSUES MENTIONED IN THE BULLET POINTS ARE SPECIFIC TO YOU. ADD SEPARATE RISK FACTORS AS APPROPRIATE.

RESPONSE TO COMMENT NO. 2

In future filings containing risk factors, the Company will clarify how each of the bullet points are specific to the Company, and will add separate risk factors as appropriate.


Our ability to expand revenue and sustain profitability, page 7
---------------------------------------------------------------

Comment No. 3
-------------

IN FUTURE FILINGS, PLEASE EXPAND THE BUSINESS SECTION TO DISCUSS THE "SUBSTANTIAL INVESTMENT" MENTIONED IN THE SEVENTH BULLET OF THIS RISK FACTOR. ALSO, DISCLOSE THE STATUS OF YOUR PLANS TO REDIRECT THE USE OF THE EQUIPMENT.

RESPONSE TO COMMENT NO. 3

In future filings, the Company will expand the Business section to discuss the Company's substantial investment in equipment at Spire Semiconductor made in anticipation of future revenues under its prior agreement with Principia Lightworks, as well as the status of the Company's plans to redirect the use of the equipment to manufacture solar concentrator cells in light of the termination of the Principia contract.
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Securities and Exchange Commission
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Item 7. Management's Discussion and Analysis of Financial Condition, page 15
----------------------------------------------------------------------------

Overview, page 16
-----------------

Comment No. 4
-------------

WHEN DRAFTING FUTURE "OVERVIEW" SECTIONS FOR YOUR MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PLEASE CAREFULLY REVIEW THE GUIDANCE IN RELEASE 34-48960 (DECEMBER 19, 2003). AS NOTED IN THAT RELEASE, AN OVERVIEW SHOULD INCLUDE THE MOST IMPORTANT MATTERS ON WHICH A COMPANY'S EXECUTIVES FOCUS IN EVALUATING FINANCIAL CONDITION AND OPERATING PERFORMANCE AND PROVIDE A CONTEXT FOR THE DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS. A GOOD OVERVIEW SHOULD:

     - BE A BALANCED, EXECUTIVE-LEVEL DISCUSSION THAT IDENTIFIES THE MOST IMPORTANT THEMES OR OTHER SIGNIFICANT MATTERS WITH WHICH MANAGEMENT IS CONCERNED PRIMARILY IN EVALUATING THE COMPANY'S FINANCIAL CONDITION AND OPERATING RESULTS;

     -    INCLUDE ECONOMIC OR INDUSTRY-WIDE FACTORS RELEVANT TO THE COMPANY;

     - PROVIDE INSIGHT INTO THE MATERIAL OPPORTUNITIES, CHALLENGES AND RISKS ON WHICH THE COMPANY'S EXECUTIVES ARE MOST FOCUSED AND THE ACTIONS THE COMPANY'S EXECUTIVES ARE TAKING TO ADDRESS THOSE OPPORTUNITIES, CHALLENGES AND RISKS; AND

     -    ADDRESS OTHER ISSUES MENTIONED IN THE RELEASE.

WE NOTE, FOR EXAMPLE, THE THEMES AND MATTERS DISCUSSED IN YOUR MARCH 31, 2009 AND MAY 15, 2009 EARNINGS CONFERENCE CALLS.

RESPONSE TO COMMENT NO. 4

When drafting future "Overview" sections for Management's Discussion and Analysis of Financial Condition and Results of Operations, the Company will endeavor to draft such sections so that they comply with the guidance outlined in Release 34-48960 (December 19, 2003).
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Securities and Exchange Commission
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Loan Agreements, page 21
------------------------

Comment No. 5
-------------

IN FUTURE FILINGS, PLEASE EXPAND THIS SECTION TO QUANTIFY THE RATIOS AND COVENANTS OF YOUR CREDIT FACILITY THAT YOU MUST COMPLY WITH AND COMPARE THE RATIOS AND COVENANTS TO YOUR FINANCIAL POSITION.

RESPONSE TO COMMENT NO. 5

In future filings, the Company will expand the discussion regarding the Company's loan agreements to quantify the ratios and covenants of its credit facility that it must comply with and compare the ratios and covenants to its financial position. In this regard, the Company notes that in its Form 10-Q for the quarter ended June 30, 2009 (page 21), the Company quantified its minimum tangible net worth covenant and compared it to the Company's actual tangible net worth as of June 30, 2009. The Company will continue to include this disclosure, as well as add similar disclosure regarding its minimum liquidity covenant.


Exhibit 31.1 and 31.2
---------------------

Comment No. 6
-------------

WE NOTE THAT THE CERTIFICATIONS FILED PURSUANT TO EXCHANGE ACT RULE 13A-14(A) ARE NOT IN THE EXACT FORM PRESCRIBED BY ITEM 601(B)(31) OF REGULATION S-K. SPECIFICALLY, WE NOTE THAT YOU INCLUDE THE TITLE OF THE CERTIFYING OFFICER IN THE INTRODUCTION OF YOUR CERTIFICATION. PLEASE REVISE THE CERTIFICATIONS TO CONFORM TO THE EXACT WORDING REQUIRED BY ITEM 601(B)(31) OF REGULATION S-K.

RESPONSE TO COMMENT NO. 6

In the Company's Form 10-Q for the quarter ended June 30, 2009, the Company revised its certification format so that they now conform to the exact wording required by Item 601(b)(31) or Regulation S-K, including by deleting the title of the certifying officer in the introduction of the certification. The Company respectfully requests that its continued use of this revised, conforming certification in future filings resolve this comment.
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Securities and Exchange Commission
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Signatures
----------

Comment No. 7
-------------

YOUR CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER SHOULD SIGN THE FORM 10-K BELOW THE SECOND PARAGRAPH REQUIRED ON THE SIGNATURES PAGE. PLEASE REVISE.

RESPONSE TO COMMENT NO. 7

At the time of the filing of the Form 10-K (and currently), Christian Dufresne, the Company's Chief Financial Officer and Treasurer, was both the Company's principal financial officer and the principal accounting officer. In future filings, the Company will specify the required capacities in which each officer is signing.


Form 10-Q for the fiscal quarter ended June 30, 2009
----------------------------------------------------

Net Sales and Revenues, page 15
-------------------------------

Comment No. 8
-------------

IN FUTURE FILINGS, PLEASE EXPAND THE DISCUSSION OF CHANGES IN REVENUE TO DISCLOSE, IF APPLICABLE, THE CHANGE IN THE MATERIAL AMOUNT OF REVENUES FROM YOUR CUSTOMERS. WE NOTE THE DISCLOSURE ON PAGE 8 THAT TWO CUSTOMERS ACCOUNTED FOR APPROXIMATELY 69% OF YOUR GROSS SALES FOR THE THREE MONTHS ENDED JUNE 30, 2009.

RESPONSE TO COMMENT NO. 8

In future filings, the Company will expand the discussion of changes in revenue to disclose, if applicable, the change in the material amount of revenues from its customers.
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Securities and Exchange Commission
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Loan Agreements, page 19
------------------------

Comment No. 9
-------------

PLEASE TELL US WHERE YOU FILED AS AN EXHIBIT THE BANK WAIVER MENTIONED IN THE LAST PARAGRAPH OF THIS SECTION.

RESPONSE TO COMMENT NO. 9

The waiver was not filed as an exhibit to the Form 10-Q. The Company respectfully requests that it be able to file the waiver with its next quarterly report on Form 10-Q. The Company also confirms that it will file any future waivers with the applicable periodic report.

                                    * * * * *

In connection with the Company's responses contained in this letter, the Company acknowledges that:

     - the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (781) 275-6000.

Sincerely,

Spire Corporation

/s/ Christian Dufresne

Christian Dufresne
Chief Financial Officer & Treasurer